Exhibit 1

SHAWN H. MCCREIGHT

3060 San Pasqual Street

Pasadena, CA 91107

February 10, 2016

BY HAND DELIVERY AND EMAIL

Mr. Alfredo Gomez

SVP, General Counsel and Corporate Secretary

Guidance Software, Inc.

1055 Colorado Blvd. Ste 400

Pasadena, CA 91106

alfredo.gomez@guid.com

Re:	Stockholder Nominations and Proposal for Annual Meeting of Stockholders of Guidance Software, Inc.

Dear Mr. Gomez:

I, Shawn H. McCreight, a Trustee of the McCreight Living Trust (the “Trust”), am submitting a stockholder proposal and stockholder nominations of persons for election to the Board of Directors of the Company (the “Board”) at the upcoming 2016 annual meeting of the stockholders (the “2016 Annual Meeting”) of Guidance Software, Inc., a Delaware corporation (the “Company”), pursuant to Section 2.10 of the Fourth Amended and Restated Bylaws of the Company (the “Bylaws”). Included in Exhibit A, as required by Section 2.10, is all information for each director nominee and stockholder proposal as is required by the Bylaws as well as Regulation 14A under the Securities Exchange Act of 1934, as amended, including written consents of such proposed director nominees to be included in the proxy statement and to serve as a director if elected.

By this letter, I hereby:

(a) nominate the following five nominees for election as directors at the 2016 Annual Meeting: Shawn H. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano (collectively, the “Stockholder Nominees”); and

(b) propose the following stockholder proposal to be brought before the 2016 Annual Meeting, the full text of which is set forth in Exhibit A hereto (the “Stockholder Proposal”): Amendment of the Bylaws to permit the Company’s stockholders to call special meetings of stockholders.

As of February 10, 2016, the Trust is the record owner of 9,086,384 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). The name and address for the Trust as it should appear on the Company’s books by virtue of the record ownership of these shares is: Shawn Hamill McCreight & Jennifer Lynn McCreight TR McCreight Living Trust UA 31-Mar-06, 3060 San Pasqual St., Pasadena, CA 91107-5334.

My mailing address is: Shawn McCreight, c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

As Trustee of the Trust, I hereby represent that the Trust is record holder of shares of Common Stock entitled to vote at the 2016 Annual Meeting as of February 10, 2016, and I further represent that, on behalf of the Trust, I intend to appear in person or by proxy at the 2016 Annual Meeting to nominate the Stockholder Nominees and propose the Stockholder Proposal.

Further, I intend, in the event that the Board (or the appropriating nominating committee thereof) declines to include all of the Stockholder Nominees in the slate of persons recommended by the Board to the Company’s holders of Common Stock for election at the 2016 Annual Meeting and/or declines to propose the Stockholder Proposal for approval by the stockholders at the 2016 Annual Meeting, to deliver a proxy statement and form of proxy to the holders of at least that number of shares of the Company’s outstanding Common Stock required to elect the Stockholder Nominees and approve the Stockholder Proposal. I further intend to solicit proxies from stockholders in support of the Stockholder Nominees and the Stockholder Proposal.

Thank you for your attention to these stockholder nominations and proposal. We look forward to participating in the 2016 Annual Meeting, which we expect the Company will hold on or around May 13, 2016.

In addition to directing any communications to me directly, I hereby designate and authorize my counsel Morrison & Foerster LLP, to act as my agent in connection with communications about the Stockholder Nominations and Stockholder Proposal.    Please advise Murray A. Indick of Morrison & Foerster LLP (MIndick@mofo.com; Direct: 415-268-7096) if you have any questions regarding the Stockholder Proposal or the Stockholder Nominations.

Very truly yours,

/s/ Shawn McCreight
Shawn H. McCreight, Trustee of the McCreight Living Trust UA 31-Mar-06

Enclosures:

Exhibit A: Stockholder Proposal, Stockholder Nominations and Consents to Be Named as Nominee and Serve as Director

cc:	Murray A. Indick, Morrison & Foerster LLP

EXHIBIT A

STOCKHOLDER PROPOSAL AND NOMINATIONS

Introduction – Statement from Mr. Shawn H. McCreight

I founded Guidance Software, Inc. (“Guidance” or the “Company”) in 1997 with the goal of creating new technologies to help forensic and cyber-security investigators work with unprecedented power and speed. Thanks to the employees of Guidance and the tireless efforts of law enforcement, we and our children are all safer as a result. Guidance’s enterprise products now reach over 25 million endpoints, and our software and methods are the gold standard for forensic, cyber-security and eDiscovery investigations worldwide.

I am greatly concerned with the recent shift in the Company’s focus, the execution missteps of the CEO and ongoing oversight and governance failures by the Board. The stock value has been cut nearly in half during the 10-month tenure of the current CEO and has significantly under-performed its peer group. It is clear to me that the public markets and stockholders have lost trust and confidence in the Company’s leadership, strategy and governance policies and practices. It is my belief that the current Board and management team do not have the experience, skill set, commitment and economic alignment to restore shareholder value.

The stockholders of Guidance need to send a message demanding significant change, without which shareholders will likely experience further declines in the value of their investment.

Accordingly, I have proposed a new slate of directors who, together, have the industry knowledge, requisite skill set and commitment to effect fundamental change. Our new Board will consider all strategic alternatives for the Company to maximize stockholder value and commit itself to best governance practices.

I am also proposing an amendment to Guidance’s Bylaws to make the Company more responsive to stockholder concerns. Currently, Guidance’s stockholders, cannot call a special meeting of stockholders; that power is vested only in the Board, the Chairman of the Board and the CEO. My stockholder proposal aims to rectify this failure of stockholder access and Board accountability by permitting holders of at least 15% of the Company’s stock to request a special meeting of stockholders.

My goal is to increase stockholder value by guiding the Company to achieve its greatest potential and profitability. The current Board and management should give serious consideration to our stockholder nominations and proposal and include them in the director slate and agenda for the 2016 Annual Meeting.

STOCKHOLDER PROPOSAL

Background

Shawn H. McCreight, founder of Guidance, owner of its Common Stock and a current director on the Company’s Board (the “Nominating Stockholder”) believes that stockholder democracy and sensitivity to stockholder concerns are critical for responsive public companies and better corporate governance generally, and for the Company in particular. The Board must be attentive to legitimate stockholder concerns, and the Company must permit stockholders adequate access to bring issues to the attention of their fellow stockholders for consideration and approval.

In this regard, the Nominating Stockholder believes that the Company’s present Bylaws can be improved to provide increased access to stockholders. Currently, the Company’s stockholders are limited in their ability to raise matters for consideration at the Company because they may not call special meetings of the stockholders. Specifically, Section 2.2 of the Bylaws prevents stockholders from calling special meetings of the stockholders; this is vested only in the Board, Chairman, and Chief Executive Officer. Removing this restriction would bring the Company in conformity with the best practices of public company corporate governance in 2016.

The Nominating Stockholder thus proposes to amend the Bylaws to permit holders of at least 15% of the Company’s stock to request a special meeting of stockholders, in order to improve direct Company accountability to stockholders.

The Proposal

Currently, the Company’s stockholders cannot call special meetings of stockholders under the Bylaws. Section 2.2 of the Bylaws only permit the Company’s Board, the Chairman of the Board or the Chief Executive Officer to call special meetings of stockholders. This provision limits the ability of Company’s stockholders to propose changes in the composition of the Board or act with respect to other Company initiatives or concerns at any time other than at the annual meeting of stockholders. The ability to bring special meetings of stockholders would empower stockholders to become more effective in advocating for their best interests.

Under this proposal, Section 2.2 of the Bylaws would be deleted in its entirety and replaced with the following proposed language:

Section 2.2. Special Meeting. A special meeting of the stockholders may be called at any time only by the (i) Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer or (iv) stockholders owning not less than fifteen percent of the outstanding stock entitled to vote at such meeting by delivering a written request to the Secretary of the Corporation at the principal executive offices of the Corporation, which request shall set forth the purpose or purposes for which the special meeting is called. Upon receipt of any such stockholder request, it shall be the duty of the Secretary to fix the date and time of the meeting, to be held not more than 75 days following receipt of the request, and to give notice thereof. If the Secretary shall neglect to refuse to fix the date and time of the meeting, the person or persons calling the meeting may do so.

STOCKHOLDER NOMINATIONS

Background

The Company’s Board presently is comprised of five directors. According to the Bylaws, director nominees are to be elected if a majority of the votes cast are in favor of such nominee’s election, unless there are more director nominees than number of directors to be elected, in which event, director nominees will be elected by plurality voting. The Nominating Stockholder has proposed that the following five Stockholder Nominees be elected to the Board, to serve until the Company’s 2017 Annual Stockholders Meeting and until their successors are duly elected and qualified: Shawn H. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano.

Nominating Stockholder’s Supporting Statement

The Nominating Stockholder believes that the Stockholder Nominees, if elected, will provide the Board with five new, highly qualified individuals with investment, operating and sales experience that includes service as directors and executive officers of public companies and software and technology developers. The Stockholder Nominees are knowledgeable, experienced and motivated to lead the Company forward for the benefit of the Company’s stockholders.

Mr. Colbert is an experienced business executive with a background in the technology sector (including serving as Guidance Software’s CEO from 2004 to 2008). He prepared Guidance for, and led it through, its IPO and, thereafter, continued to serve as the company’s CEO. Mr. Colbert was responsible for establishing and maintaining corporate-governance systems, investor relations, and providing quarterly guidance to the public. He has led and participated in the development and release of software products, including enterprise-class products, and understands the complexities of the software industry. Mr. Colbert served on the Board of Directors at Guidance and has worked as CEO, President, VP, EVP, and SVP. He has expertise in leadership, strategic planning and execution, financial modeling, sales and marketing, software development, professional services, corporate governance, budgeting, and public relations.

Mr. Mather is an experienced business executive with a proven track record and solid experience in creating value for shareholders. He has a history of successful partnering with management to realign company strategy and execute business plans, and has been involved in numerous leadership turnarounds to restore unprofitable companies to consistent growth. Mr. Mather currently chairs the Audit Committee of a public company. Mr. Mather has also worked extensively with private equity sponsors in value creation. He is a results-oriented and decisive leader with excellent managerial and interpersonal skills coupled with absolute integrity.

Mr. McConnell brings considerable experience as both an operating executive and investment professional. He has significant public company board experience and has served in all Board leadership positions, including Board, Audit and Compensation Chair, as well as having led numerous C-suite executive searches. Mr. McConnell has the requisite qualifications, skills, perspective and experience that make him well qualified to serve on the Board.

Mr. Medrano is a recognized executive in the information technology fields of internet security, governance, compliance, software, cloud integration, API security and API management. Mr. Medrano has been a security pioneer by working in the early phases of the firewall, content security, and security policy segments of the security market. He also has extensive general management and marketing experience with start-ups and large companies, having served on the board of directors or board of advisors for more than 20 companies and organizations.

The Nominating Stockholder believes that each of the Stockholder Nominees, other than the Nominating Stockholder himself, qualifies as an “independent director” as set forth in Nasdaq Listing Rule 5605, and has no knowledge of any facts that would prevent a determination that each such Stockholder Nominee is independent.

More information about the Stockholder Nominees is provided below.

Information about Stockholder Nominees

Shawn H. McCreight

Shawn H. McCreight, age 50, founded Guidance Software, Inc. in November 1997 and served as Chairman of the Board of Directors since its inception until January 2016. From January 2003 to January 2016, Mr. McCreight also served as Chief Technology Officer. Prior to January 2003, he served as Founder and Chief Executive Officer.

Mr. McCreight founded Guidance Software, Inc. in order to create new technologies to help forensic and cyber-security investigations work with unprecedented power and speed. Over the years, his vision of what is possible with their technology has expanded. The company’s products now reach over 25 million endpoints, and their software and methods are the gold standard for forensic, cyber-security and eDiscovery investigations worldwide.

In addition to his experience at the company, Mr. McCreight has extensive experience in designing and developing software programs and applications, including the original development of the company’s EnCase® software.

Mr. McCreight received a B.A. in Physics from University of California, Berkeley.

Mailing Address: Shawn McCreight, c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

John P. Colbert

John P. Colbert, age 50, is an experienced executive and former CEO and Director of Guidance Software, Inc., where he served from 1999 to 2008 (from 2004 to 2008 as CEO and Director). Mr. Colbert led the company through the process of going public, from the initial decision, to the Bake-Off, through the audits and negotiations, and finally the road show where he and his team oversubscribed the book by four times.

Mr. Colbert continued to lead the company as CEO and Director after the IPO wherein he provided quarterly guidance to investors and held quarterly shareholder and Board meetings. In preparation for the IPO, Mr. Colbert led the company through intense audits, implementation of professional corporate governance, and internal controls and SARBOX 404 compliance, while keeping employees motivated and focused. With a strong executive management team and a company built on client success, the stock price increased during his tenure adding value to shareholders.

After leaving Guidance Software, Inc., Mr. Colbert served at various positions in numerous companies, including from June 2015 until January 2016 as President at Digital Six Laboratories, LLC, a company specializing in advancing the monitoring of remote equipment, devices, or conditions through innovative hardware technology. In that position Mr. Colbert was responsible for strategic development, business development, client relationships, establishing distributor and partner relationships, finances, and general operational duties. Mr. Colbert was also responsible for establishing and executing sales and marketing strategies for new and existing products, and software development.

Mr. Colbert has served as a Principal of Oh, Sweet Liberty! PR, LLC since July 2013, and as an advisory board member of Forward Foundations, LLC since November 2013.

Mr. Colbert also has 14 years of law enforcement experience with the Los Angeles County Sheriff’s Department with more than five years as a senior investigator.

Mailing Address: John Colbert, c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

Jonathan R. Mather

Jonathan R. Mather, age 65, has served as a consultant to private equity firms and startup companies and has served in executive roles for public and privately held companies. Mr. Mather serves as Chairman of the Audit Committee of the Board of Directors of Spark Networks, Inc., a NYSE-listed company. Mr. Mather is an “audit committee financial expert” as defined under Item 407(d) of Regulation S-K.

From 2006 until July 2011, Mr. Mather served as Chief Financial Officer of ARC Document Solutions (NYSE: ARC), a reprographics company. At that post Mr. Mather was also responsible for the evaluation, negotiations, due diligence and completion of 34 acquisitions in North America, one in the U.K. and three in China. Mr. Mather worked closely with the CEO of ARC in transitioning the company from a decentralized analog service company to a centralized digital service company, and right-sizing the company to maintain profitability and positive cash flow. While at ARC, Mr. Mather successfully closed a pro rata debt offering with a syndicate of 14 banks and a high yield debt offering, each at favorable terms despite turbulent financial markets.

Previously, Mr. Mather served as Chief Financial Officer of Netgear, Inc. (NASDAQ: NTGR), a designer, developer and marketer of networking products for home and small business use, from 2001 to 2006. There, he partnered with the founder and CEO of NTGR in setting strategic direction, led the internal operations and successfully turned around the company to profitable double-digit revenue growth, creating over $600 million in value to shareholders. Mr. Mather also led a successful IPO in July 2003 and a subsequent secondary offering, implemented new SOX requirements, and carried out regular investor presentations to educate the market about NTGR and its value. He was responsible for all finance, IT, HR and legal functions of this fast-growing global public company.

From 1995 to 1997, Mr. Mather served as the Chief Financial Officer (and also Chief Operating Officer from 1997 to 1998) of Applause Inc., a consumer products company, where he successfully led a turnaround of the company from operating at losses to consecutive years of revenue growth and profitability. He also facilitated a sale of the company, creating more than $100 million in shareholder value. In 1998 Mr. Mather joined the new owners as the President and Chief Executive Officer of Applause. In 2000, a weak year for toy license business (the most significant driver of Applause’s revenue), Mr. Mather led the company and its employees through the difficult time, culminating in the sale of the company to its former head.

Mr. Mather began his career in public accounting, working for four years with Coopers & Lybrand International (now part of PricewaterhouseCoopers LLP) and for two years with Ernst & Young. Mr. Mather is a Certified Management Accountant (CMA) and is also a chartered accountant from the Institute of Chartered Accountants in Sri Lanka, where Mr. Mather received his undergraduate B.A. degree equivalent. Mr. Mather received an M.B.A. from Cornell University, New York, in 1983.

Mailing Address: Jonathan Mather, c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

Michael J. McConnell

Michael J. McConnell, age 49, in addition to being a private investor, serves as Chairman of the Board of Directors of Spark Networks, Inc., a NYSE-listed company. From August 2011 to November 2014, Mr. McConnell served on the Board of Directors of Redflex Holdings, Limited, an Australian Stock Exchange (ASX)-listed developer and manufacturer of digital photo enforcement solutions and as its Interim Non-Executive Chairman from February 2012 to February 2013. From 2009 to 2012, Mr. McConnell served as the Chief Executive Officer of Collectors Universe, Inc., a NASDAQ-listed provider of third-party authentication and grading of high value collectibles. Mr. McConnell served on the Board of Directors of Collectors Universe from 2007 to 2013. From 1994 to 2007, Mr. McConnell served as a Managing Director of Shamrock Capital Advisors, an investment manager of both domestic and international alternative asset funds in public equities, real estate and private equity, where he led a $1.2 billion direct investment fund.

Mr. McConnell has served on numerous public and private company boards in the United States, Australia, New Zealand and Ireland over his career. From March 2014 to August 2014, he served as a Non-Executive Director of Vitacost.com, (an e-commerce supplier of nutritional and organic health and grocery products). From August 2011 to November 2012, he served as Non-Executive Director of PaperlinX Limited, an ASX-listed international merchant of paper, communication materials and diversified products and services. From November 2009 to January 2012, he served as a Non-Executive Director of MRV Communications, a worldwide supplier of communications equipment and services to carriers, governments and enterprise customers worldwide.

Mr. McConnell received his B.A. in Economics from Harvard University in 1988 and his M.B.A. degree (Shermet Scholar) from the Darden School of the University of Virginia in 1994.

Mailing Address: Michael J. McConnell, c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

Roberto Medrano

Roberto Medrano, age 59, is a recognized executive in the information technology fields of internet security, governance, compliance, software, cloud integration, API security and API management. Mr. Medrano has been a security pioneer by working in the early phases of the firewall, content security, and security policy segments of the security market. Based on his work in Internet security, Mr. Medrano was selected as a participant in President Clinton’s White House Security Summit on cyber security, which brought together influential technology industry leaders and senior administration and Cabinet officials. Mr. Medrano was founder and Board member for Information Technology Information Sharing and Analysis Center (IT-ISAC). He also participated in the National Cyber Security Summits, The White House National Strategy to Secure Cyberspace, and several President’s National Security Advisory Committee Summits.

Mr. Medrano has extensive general management and marketing experience with start-ups and large companies. Mr. Medrano was one of the top 100 Sr. Executives at Hewlett Packard (HP). At HP he was General Manager of HP Software. As Division general manager for HP, Medrano served a vital role as head of HP’s key strategic emerging businesses with some of these efforts included Internet security, middleware, management, web services, CRM, and E-commerce. Mr. Medrano was CEO of PoliVec, a security policy automation company. Mr. Medrano was president of Finjan (FNJN), a leading security software firm. He also served as vice president of Milkyway Networks (IPO 1996), a firewall pioneer, he was VP at Avnet Inc (AVT) and an executive at Sun Microsystems Inc. Currently Mr. Medrano is Executive VP and investor at Akana.

Mr. Medrano has been on the board of directors or board of advisors for more than 20 companies and organizations among others, including: Clearpath Networks (from 2013 to 2016); Hispanic-Net (from 2001 to 2012); Arcot (Acquired by CA), Aventail (aquired by SonicWall, acquired by Dell), Encentuate (Acquired by IBM), Netscaler (Acquired by Citrix), Bigfix (Acquired by IBM), AirZip (Acquired by Willow Tech), Confluent Software (acquired by Oblix/Oracle), PivX (IPO 2004), Polivec, Sand Hill IT Security (reverse IPO with EdgeWave), JackBe (acquired by SoftwareAG), NAFINSA, Bancomext.

Mr. Medrano holds a master’s degree in business administration from the University of California at Los Angeles (UCLA), a Master of Science degree in electrical engineering from the Massachusetts Institute of Technology (MIT) and a Bachelor of Science degree in electrical engineering from the University of Southern California (USC).

Mailing Address: Roberto Medrano, c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

***

Mr. McCreight is a Trustee of the McCreight Living Trust, which owns 9,086,384 shares of Common Stock as of the date of this letter. Mr. McConnell is the record owner of 45,000 shares of Common Stock as of the date of this letter.

Except for Mr. McCreight, in his capacity as Trustee of the McCreight Living Trust, and Mr. McConnell, none of the Stockholder Nominees owns of record or beneficially any shares of Common Stock.

Except for Mr. McCreight, none of the Stockholder Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Stockholder Nominees has ever served on the Company’s Board. No family relationships exist between any Stockholder Nominee and any director or executive officer of the Company.

Except as noted in this letter, none of the Stockholder Nominees or any of their respective associates owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company or any parent or subsidiary of the Company, nor have purchased or sold any securities of the Company within the last two years. The following table details the purchases of Company securities within the past two years by Michael J. McConnell:

Date	Purchase/Sale	Quantity	Price Per Share ($)
02/08/2016	Purchase	3,000	$3.43
02/08/2016	Purchase	1,000	$3.50
02/03/2016	Purchase	10,000	$3.65
02/03/2016	Purchase	8,000	$3.62
02/03/2016	Purchase	3,000	$4.00
02/03/2016	Purchase	2,000	$4.12
02/02/2016	Purchase	2,000	$4.04
02/02/2016	Purchase	1,000	$4.26
02/02/2016	Purchase	1,000	$4.29
02/01/2016	Purchase	2,000	$4.50
02/01/2016	Purchase	1,000	$4.50
01/29/2016	Purchase	5,000	$4.7998
01/29/2016	Purchase	3,000	$4.70
01/20/2016	Purchase	3,000	$4.8046

Security Ownership of the Stockholder Nominees and Related Parties

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of February 10, 2016, in each case including shares of Common Stock which such persons have the right to acquire within 60 days of February 10, 2016, by:

•	the Nominating Stockholder;

•	each of the Stockholder Nominees and their affiliates;

•	other individuals interested in the nomination and their affiliates; and

•	all of the above as a group.

	Number of Shares		Percent*
Shawn Hamill McCreight & Jennifer Lynn McCreight TR McCreight Living Trust UA 31-Mar-06	9,086,384	**	29.68%
Michael J. McConnell	45,000			***

*	The percentages set forth in this response are based on the 30,613,000 shares of common stock of the Issuer outstanding as of November 5, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the SEC on November 6, 2015.
**	Does not include 156,986 shares held by the McCreight Irrevocable Trust for which Shawn H. McCreight and Jennifer L. McCreight have no voting or investment power.
***	Less than 1%.

There are no material proceedings to which any Stockholder Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries, nor does any Stockholder Nominee have a material interest adverse to the Company or any of its subsidiaries.

None of the Stockholder Nominees has been involved in any legal proceedings in the preceding ten years which are described in Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933 (“Regulation S-K”) and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

Except as otherwise noted in this letter, none of the Stockholder Nominees is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any Company securities.

Except for Mr. McCreight, who received $325,000 in salary and $9,000 in 401(K) matching contributions, in each case as an employee of the Company in 2015, none of the Stockholder Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

The Nominating Stockholder has agreed to compensate each Stockholder Nominee, except for the Nominating Stockholder, as follows: $10,000 if such Stockholder Nominee is not elected as a director at the 2016 Annual Meeting; and $40,000 if such Stockholder Nominee is elected as a director at the 2016 Annual Meeting. The Nominating Stockholder also has agreed to pay Mr. McConnell an additional amount of up to $50,000 if a majority of the Company’s new board of directors is comprised of the Stockholder Nominees, or if the Nominating Stockholder achieves satisfactory settlement with the Company, subject to other terms and conditions as agreed.

The Nominating Stockholder will request that the Company reimburse all Stockholder Nominees’ costs, including without limitation the aforementioned compensation, and fees and costs of counsel and other professional advisors.

Each of the Stockholder Nominees has consented to be named in the Company’s 2016 proxy statement and to serve as a director of the Company if elected as such at the 2016 Annual Meeting. Other than consenting to be a nominee for direct and to serve if elected, none of the Stockholder Nominees has any arrangement or understanding with any person for future employment with the Company or its affiliates or with respect to any future transactions to which the Company or its affiliates may be a party.

[NOMINEE CONSENTS ATTACHED]

CONSENT

February 5, 2016

Mr. Alfredo Gomez

SVP, General Counsel and Corporate Secretary

Guidance Software, Inc.

1055 Colorado Blvd. Ste 400

Pasadena, CA 91106

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Guidance Software, Inc. (the “Company”) and Company Director

Dear Mr. Gomez:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2016 Annual Meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by Shawn H. McCreight, Trustee of the McCreight Living Trust or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ Shawn McCreight
Shawn McCreight

CONSENT

February 4, 2016

Mr. Alfredo Gomez

SVP, General Counsel and Corporate Secretary

Guidance Software, Inc.

1055 Colorado Blvd. Ste 400

Pasadena, CA 91106

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Guidance Software, Inc. (the “Company”) and Company Director

Dear Mr. Gomez:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2016 Annual Meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by Shawn H. McCreight, Trustee of the McCreight Living Trust or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ John P. Colbert
John P. Colbert

CONSENT

February 6, 2016

Mr. Alfredo Gomez

SVP, General Counsel and Corporate Secretary

Guidance Software, Inc.

1055 Colorado Blvd. Ste 400

Pasadena, CA 91106

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Guidance Software, Inc. (the “Company”) and Company Director

Dear Mr. Gomez:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2016 Annual Meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by Shawn H. McCreight, Trustee of the McCreight Living Trust or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ Jonathan Mather
Jonathan Mather

CONSENT

February 6, 2016

Mr. Alfredo Gomez

SVP, General Counsel and Corporate Secretary

Guidance Software, Inc.

1055 Colorado Blvd. Ste 400

Pasadena, CA 91106

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Guidance Software, Inc. (the “Company”) and Company Director

Dear Mr. Gomez:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2016 Annual Meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by Shawn H. McCreight, Trustee of the McCreight Living Trust or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ Michael J. McConnell
Michael J. McConnell

CONSENT

February 6, 2016

Mr. Alfredo Gomez

SVP, General Counsel and Corporate Secretary

Guidance Software, Inc.

1055 Colorado Blvd. Ste 400

Pasadena, CA 91106

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Guidance Software, Inc. (the “Company”) and Company Director

Dear Mr. Gomez:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2016 Annual Meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by Shawn H. McCreight, Trustee of the McCreight Living Trust or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ Roberto Medrano
Roberto Medrano